Exhibit 5.1

Allen & Overy SCS (Luxembourg) Draft: 8 November 2017 For discussion purposes only	Allen & Overy société en commandite simple, inscrite au barreau de Luxembourg 33 avenue J.F. Kennedy L-1855 Luxembourg Boîte postale 5017 L-1050 Luxembourg

To the board of directors of Corporación América Airports S.A.	Tel	+352 4444 55 1
4, rue de la Grêve	Fax	+352 4444 55 557
L-1643 Luxembourg	frank.mausen@allenovery.com
Grand Duchy of Luxembourg

Our ref A&O/0119412-0000002 LU:12434386.2A

Luxembourg, [●] 2017

PROJECT AXIS - LUXEMBOURG EXHIBIT 5.1 OPINION — CORPORACIÓN AMÉRICA AIRPORTS S.A. (FORMERLY KNOWN AS A.C.I AIRPORTS INTERNATIONAL S.À R.L.)

Dear Sir or Madam,

We are acting as legal advisers in the Grand Duchy of Luxembourg to Corporación América Airports S.A. (formerly known as A.C.I Airports International S.à r.l.), a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 4, rue de la Grêve, L-1643 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) (the Register) under number B174140 (the Company) in connection with the Registration Statement on Form F-1 (the Registration Statement) filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, relating to (i) the offering by A.C.I Airports S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 6, rue Eugène Ruppert, L-2453 Luxembourg, Grand Duchy of Luxembourg and registered with the Register under B174139 (the Existing Shareholder) of 1,500,000,000 (one billion five hundred million) shares of the Company (the Existing Shares) and (ii) the offering by the Company of [●] ([●]) shares of the Company (the New Shares and together with the Existing Shares, the Shares and each thereof, a Share), each Share with a nominal value of USD 1 (one dollar of the United States of America).

We have examined, and relied on, (i) the notarial deed of incorporation including the articles of incorporation (statuts) of the Company dated 14 December 2012, (ii) the resolutions taken by the board of managers of the Company on 16 June 2017 in relation to (a) the conversion of the Company from a private limited liability company (société à resbonsabilité limitée) into a public limited liability company (société anoynme) (the Conversion) and (b) the increase of the share capital of the Company by an amount of up to USD 1,499,980,000 (one billion four hundred and ninety-nine million nine hundred and eighty thousand dollars of the United States of America) (the Increase), (iii) the notarial deed recording the minutes of the resolutions of the sole shareholder passed by the Existing Shareholder on 14 September 2017 and relating to the Conversion and the Increase and (iv) [the notarial deed recording the minutes of the resolution of the sole

Allen & Overy, société en commandite simple, is an affiliated office of Allen & Overy LLP. Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Bangkok, Barcelona, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), Johannesburg, London, Luxembourg, Madrid, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (cooperation office), Rome, São Paulo, Séoul, Shanghai, Singapore, Sydney, Tokyo, Warsaw, Washington, D.C. and Yangon.

shareholder passed by the Existing Shareholder on [●] 2017 and relating to the issuance of the New Shares by the Company/the resolutions taken by the board of directors of the Company on [●] 2017 in relation to the issuance of the New Shares by the Company in accordance with the articles of association of the Company][TBC] as well as such corporate records (including the shareholders’ register of the Company) as have been disclosed to us and such certifications made to us, which we deemed necessary and appropriate as a basis for the opinions hereinafter expressed.

In giving this legal opinion, we have assumed, and we have not verified independently that all factual matters and statements relied upon or assumed herein were, are and will be (as the case may be) true, complete, up-to-date and accurate.

Based upon, and subject to, the assumptions made above and subject to any matters not disclosed to us, we are of the opinion that, under the laws of the Grand Duchy of Luxembourg in effect, as construed and applied by the Luxembourg courts in published Luxembourg court decisions, on the date hereof:

1.	Status

The Company is a public limited liability company (société anonyme) formed for an unlimited duration under the laws of the Grand Duchy of Luxembourg.

2.	Existing Shares

The Existing Shares being offered by the Existing Shareholder, have been validly issued, fully paid and non-assessable (as this term is used under New York law).

3.	New Shares

The New Shares being offered by the Company, once duly subscribed and fully paid and issued in accordance with the Registration Statement and the Resolutions, will be validly issued, fully paid and non-assessable (as this term is used under New York law).

This legal opinion is as of this date and we undertake no obligation to update it or advise of changes hereafter occurring. We express no opinion as to any matters other than those expressly set forth herein, and no opinion is, or may be, implied or inferred herefrom.

Luxembourg legal concepts are expressed in English terms and not in their original French or German terms. The concepts concerned may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. It should be noted that there are always irreconcilable differences between languages making it impossible to guarantee a totally accurate translation or interpretation. In particular, there are always some legal concepts which exist in one jurisdiction and not in another, and in those cases it is bound to be difficult to provide a completely satisfactory translation or interpretation because the vocabulary is missing from the language. We accept no responsibility for omissions or inaccuracies to the extent that they are attributable to such factors.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to use of our name under the heading and “Taxation” and “Legal Matters” as regards the Grand Duchy of Luxembourg in the prospectus contained therein. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Yours faithfully,

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*	This document is signed on behalf of Allen & Overy, a société en commandite simple, registered on list V of the Luxembourg bar. The individual signing this document is a qualified lawyer representing this entity.

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